

Mail Stop 3561

March 22, 2010

Via Fax & U.S. Mail

Mr. Lewis W. K. Booth
Chief Financial Officer
Ford Motor Company
One American Road
Dearborn, Michigan 48126

> **Re: Ford Motor Company**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 001-03950**

Dear Mr. Booth:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Automotive Sector Results of Operations, page 49

1. In the paragraph preceding this section, you state that your discussion of overall Automotive cost changes is at constant exchange and excludes special items and discontinued operations. However, within the discussion of your Overall Automotive Sector, beginning on page 52, it appears that most of the discussion includes special items and only the tables on pages 52 and 55 exclude special items. If true, please clarify your disclosures to be more specific with regard to which discussions include the effect of special items and which discussions (or tables) exclude the effect of special items.

2. Also, we note that you use a constant exchange rate in discussing structural cost changes. Please revise your disclosure to indicate how the constant rate is determined. Similar revisions should be made, as applicable, throughout your filing.

Liquidity and Capital Resources

Automotive Sector

Borrowing Base Table, page 64
3. With regard to assets for which no advance rate is specified, please revise your footnote disclosure to include a discussion of how the borrowing base is determined.

Consolidated Financial Statements

Consolidated Statements of Operations, page FS-1

4. In light of the difference between basic and diluted earnings per share in 2009, consider revising your presentation of earnings per share data to include the number of basic and diluted shares used in your calculations of basic and diluted earnings per share on the face of your statements of operations. In this regard, we note that you currently include average shares outstanding on the face of your statements of operations even though these share amounts are not used in determining basic or diluted earnings per share.

Notes to Consolidated Financial Statements

Note 5 – Cash and Restricted Cash, page FS-25

5. Please revise your disclosure here to specifically state the nature, by sector, of your restricted cash balance. Specifically, your introductory paragraph discusses what is not included in the restricted cash balance, but does not discuss the nature of the contractual agreements that restrict your withdrawal or usage of cash.

6. As a related matter, please tell us how changes in restricted cash are classified in your Statements of Cash Flow, and your basis in GAAP for such classification.

Note 11 – Equity in Net Assets of Affiliated Companies, page FS-30

7. We note that your ownership percentage in S.C. Automobile Craiova S.A (ASCA), classified as an equity method investment, appears to have increased from 72.4% to 97.1% during 2009. We note that you have not consolidated ASCA due to the continuing significance of the minority shareholder's control and participation in the operations of ACSA during the remaining four-year investment period. Please tell us in your response how both you and AVAS are currently involved in the operations and decision-making processes of ASCA, and how this involvement is expected to change over the four-year investment period. Also, please expand on how the Romanian government exercises significant control with such a small equity stake.

Note 18 – Retirement Benefits, page FS-42

8. We note from your disclosure here that your actual 10-year annual rate of return on pension assets as of December 31, 2009 was 6.3% for the U.S. plans, 2.6% for the U.K. plans, and 3.4% for the Canadian plans. We also note from your disclosure in the table on page FS-47 that these returns are less than the expected return on assets used in the pension calculations of 8.25% and 7.11% in 2009 for the U.S. and non-U.S. Plans, respectively. In your response, please tell us in greater detail how you determined the rates of return to be used in your pension calculations.

Note 24 – Held For Sale Operations, Discontinued Operations, Other Dispositions, and Acquisitions, page FS-73

9. We note that your disposal groups are classified as held for sale when the sale is probable within one year and the disposal group is available for immediate sale in its present condition. In this regard, tell us how you considered the additional requirements for held-for-sale classification specified in FASB ASC 360-10-45-9(a), (c), (e), and (f).

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-552-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief